**TENDER AND SUPPORT AGREEMENT**

This TENDER AND SUPPORT AGREEMENT (this "Agreement"), dated as of June 15, 2026, is entered into by and among ANV Group Holdings Ltd., a private limited company incorporated under the laws of England and Wales ("Parent"), Lakers Acquisition Sub, Inc., a Delaware corporation and indirect wholly owned subsidiary of Parent ("Merger Sub"), and each of the stockholders of Open Lending Corporation, a Delaware corporation (the "Company"), set forth on Schedule A hereto (each, a "Stockholder" and, if applicable, collectively, the "Stockholders"). All terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, as of the date hereof, each Stockholder is the record or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the number of shares of Common Stock set forth opposite such Stockholder's name on Schedule A (all such shares of Common Stock set forth on Schedule A next to the Stockholder's name, together with any shares of Common Stock that are hereafter issued to or otherwise directly or indirectly acquired by any Stockholder prior to the valid termination of this Agreement in accordance with Section 5.2, including for the avoidance of doubt any shares of Common Stock acquired by such Stockholder upon the exercise of Options after the date hereof or upon the settlement of RSUs or PSUs after the date hereof, being referred to herein as the "Subject Shares");

WHEREAS, concurrently with the execution hereof, Parent, Merger Sub and the Company are entering into that certain Agreement and Plan of Merger, dated as of the date hereof (as it may be amended from time to time pursuant to the terms thereof, the "Merger Agreement"), which provides, among other things, for Merger Sub to commence an offer to purchase (the consummation of which is subject to the Offer Conditions) all of the issued and outstanding shares of Common Stock, and, following completion of the Offer, for the Merger of Merger Sub with and into the Company, upon the terms and subject to the conditions set forth in the Merger Agreement; and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, and as an inducement and in consideration for Parent and Merger Sub to enter into the Merger Agreement, each Stockholder, severally and not jointly, and on such Stockholder's own account with respect to the Subject Shares, has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

**ARTICLE I**
**AGREEMENT TO TENDER AND VOTE**

Section 1.1    Agreement to Tender.    Subject to the terms of this Agreement, each Stockholder hereby agrees to validly and irrevocably tender or cause to be validly and irrevocably tendered in the Offer all of such Stockholder's Subject Shares pursuant to and in accordance with the terms of the Offer, free and clear of all Liens, except for Permitted Liens (as defined below).

Without limiting the generality of the foregoing, as promptly as practicable after, but in no event later than seven (7) Business Days after, the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer (or in the case of any shares of Common Stock acquired by such Stockholder subsequent to such seventh (7th) Business Day, as promptly as practicable after the acquisition of such shares, as the case may be (but, if such shares are acquired prior to the expiration of the Offer, in no event later than expiration of the Offer)), each Stockholder shall deliver or cause to be delivered pursuant to the terms of the Offer (a) in the case of Subject Shares represented by a Certificate, a letter of transmittal tendering all of such Stockholder's Subject Shares in compliance with the terms of the Offer, together with the Certificate(s) representing all such Subject Shares that are certificated, (b) in the case of a Book-Entry Share, written instructions to such Stockholder's broker, dealer or other nominee that such Subject Shares be tendered, and requesting delivery of an "agent's message" (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) with respect to such Subject Shares, and (c) all other documents or instruments required by the terms of the Offer in order to effect the valid tender of such Stockholder's Subject Shares in accordance with the terms of the Offer and the Merger Agreement. Each Stockholder agrees that, once any of such Stockholder's Subject Shares are tendered, such Stockholder will not withdraw and will cause not to be withdrawn such Subject Shares from the Offer at any time, unless and until this Agreement shall have been validly terminated in accordance with Section 5.2. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall obligate any Stockholder to exercise any Option or any other right to acquire any Shares.

Section 1.2    Agreement to Vote.  Subject to the terms of this Agreement, each Stockholder hereby irrevocably and unconditionally agrees that, during the time this Agreement is in effect, at any annual or special meeting of the stockholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent (if permitted at such time) of the stockholders of the Company, such Stockholder shall, in each case to the fullest extent that such Stockholder's Subject Shares are entitled to vote thereon: (a) appear at each such meeting or otherwise cause all such Subject Shares to be counted as present thereat for purposes of determining a quorum; and (b) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent (if permitted at such time) with respect to, all of its Subject Shares (i) against any Acquisition Proposal, (ii) against any change in membership of the Company Board that is not recommended or approved by the Company Board, and (iii) against any other proposed action, agreement or transaction involving the Company that would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer, the Merger or the other Transactions, including (x) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company (other than the Merger); (y) any sale, lease, license or transfer of a material amount of assets (including, for the avoidance of doubt, intellectual property rights) of the Company or any reorganization, recapitalization or liquidation of the Company; or (z) any change in the present capitalization of the Company or any amendment or other change in the Company's organizational documents (this clause (b), the "Identified Matters"). Each Stockholder shall retain at all times the right to vote such Stockholder's Subject Shares in such Stockholder's sole discretion, and without any other limitation, on any matters other than those set forth in this Section 1.2 that are at any time or from time to time presented for consideration to the Company's stockholders generally.

**ARTICLE II**
**REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS**

Each Stockholder represents and warrants, on its own account with respect to the Subject Shares, to Parent and Merger Sub as to such Stockholder on a several basis, that:

Section 2.1    Authorization; Binding Agreement.  To the extent such Stockholder is not an individual, such Stockholder is duly organized and validly existing in good standing under the Applicable Law of the jurisdiction in which it is incorporated or constituted and the consummation of the transactions contemplated hereby are within such Stockholder's entity powers and have been duly authorized by all necessary entity actions on the part of such Stockholder. Such Stockholder has full power and authority to execute, deliver and comply with its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of such Stockholder enforceable against such Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exception. No other action of such Stockholder is necessary to authorize this Agreement.

Section 2.2    Non-Contravention.  Neither the execution and delivery of this Agreement by such Stockholder nor the consummation of the transactions contemplated hereby nor compliance by such Stockholder with any provisions herein will (a) if such Stockholder is not an individual, violate, contravene or conflict with or result in any breach of any provision of the certificate of incorporation or bylaws (or other similar governing documents) of such Stockholder, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of such Stockholder, except for compliance with Applicable Law concerning securities, (c) violate, conflict with, or result in a breach of any provisions of, or require any consent, waiver or approval or result in a default or loss of a benefit (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Contract or other legally binding instrument or obligation to which such Stockholder is a party or by which such Stockholder or any of its assets may be bound, (d) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any Lien on any Subject Shares of such Stockholder (other than one created by Parent or Merger Sub), or (e) violate any Applicable Law or judgment applicable to such Stockholder or by which any of its Subject Shares are bound, except as would not, in the case of each of clauses (a) through (e), reasonably be expected to prevent or materially delay or impair the consummation by such Stockholder of the transactions contemplated by this Agreement or otherwise materially impair such Stockholder's ability to comply with such Stockholder's obligations hereunder. No trust of which the Stockholder is a trustee requires the consent of any beneficiary to the execution and delivery of this Agreement or to the consummation of the transactions contemplated hereby.

Section 2.3    Ownership of Subject Shares; Total Shares.  As of the date hereof, such Stockholder is, and (except with respect to any Subject Shares Transferred (as defined herein) in accordance with Section 4.1 hereof or accepted for payment pursuant to the Offer) at all times during the Agreement Period will remain, the record or beneficial owner (as defined in Rule 13d-3 under the Exchange Act), as is the case on the date hereof, of all such Stockholder's Subject Shares and has good and marketable title to all such Subject Shares free and clear of any Liens, except for (a) any such Lien that may be imposed pursuant to (i) this Agreement and (ii) any applicable restrictions on transfer under the Securities Act or any state securities law and (b) community property interests under Applicable Law (collectively, "Permitted Liens"). Except to the extent of any (i) Subject Shares acquired after the date hereof (which shall become Subject Shares upon that acquisition) and (ii) any Options, RSUs or PSUs, the number of Subject Shares listed on Schedule A opposite such Stockholder's name are the only equity interests in the Company beneficially owned or owned of record by such Stockholder as of the date hereof.

Section 2.4    Voting Power.  Such Stockholder has full voting power with respect to all such Stockholder's Subject Shares, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all such Stockholder's Subject Shares. None of such Stockholder's Subject Shares are subject to any stockholders' agreement, proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares, except as provided pursuant to this Agreement.

Section 2.5    Reliance.  Such Stockholder has received a copy of the Merger Agreement and has read and understood the Merger Agreement and this Agreement. Such Stockholder has been represented by or had the opportunity to be represented by independent counsel of his, her or its own choosing and has had the right and opportunity to consult with his, her or its attorney, and to the extent, if any, that such Stockholder desired, such Stockholder availed himself, herself or itself of such right and opportunity. Such Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon such Stockholder's execution and delivery of and compliance with this Agreement.

Section 2.6    Absence of Litigation.  With respect to such Stockholder, as of the date hereof, there is no Action pending against, or, to the knowledge of such Stockholder, threatened against such Stockholder or any of such Stockholder's properties or assets (including any shares of Common Stock owned by such Stockholder) that could reasonably be expected to prevent or materially delay or impair the consummation by such Stockholder of the transactions contemplated by this Agreement or otherwise materially impair such Stockholder's ability to comply with such Stockholder's obligations hereunder.

Section 2.7    Brokers.  No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder's, financial advisor's or other similar fee or commission from the Company in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

## ARTICLE III
## REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Stockholders that:

Section 3.1    Organization and Qualification.  Each of Parent and Merger Sub is a duly organized and validly existing corporation in good standing under the Applicable Laws of the jurisdiction of its organization.

Section 3.2    Authority for this Agreement.  Each of Parent and Merger Sub has all requisite entity power and authority to execute, deliver and comply with its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub has been duly and validly authorized by all necessary entity action on the part of each of Parent and Merger Sub, and no other entity proceedings on the part of Parent and Merger Sub are necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Stockholder, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 3.3    Non-Contravention.  Neither the execution and delivery of this Agreement by Parent or Merger Sub nor the consummation of the transactions contemplated hereby nor compliance by Parent or Merger Sub with any provisions herein will (a) violate, contravene or conflict with or result in any breach of any provision of the certificate of incorporation or bylaws (or other similar governing documents) of Parent or Merger Sub, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of Parent or Merger Sub, except for compliance with Applicable Law concerning securities, (c) violate, conflict with, or result in a breach of any provisions of, or require any consent, waiver or approval or result in a default or loss of a benefit (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Contract or other legally binding instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their assets may be bound, (d) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any Lien on any Subject Shares (other than one created by a Stockholder), or (e) violate any Applicable Law or judgment applicable to Parent or Merger Sub or by which any of any Subject Shares are bound, except as would not, in the case of each of clauses (a) through (e), reasonably be expected to prevent or materially delay or impair the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement or otherwise materially impair Parent or Merger Sub's ability to comply with Parent or Merger Sub's obligations hereunder.

**ARTICLE IV**
**ADDITIONAL COVENANTS OF THE STOCKHOLDERS**

Each Stockholder hereby covenants and agrees that until the valid termination of this Agreement in accordance with Section 5.2:

Section 4.1    No Transfer; No Inconsistent Arrangements.  Except as provided hereunder or under the Merger Agreement, from and after the date hereof and until this Agreement is validly terminated in accordance with Section 5.2, such Stockholder shall not, directly or indirectly, (a) create or permit to exist any Lien, other than Permitted Liens, on any of such Stockholder's Subject

Shares, (b) transfer, sell (including short sell), assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose of, or enter into any derivative arrangement with respect to (collectively, "Transfer"), any of such Stockholder's Subject Shares, or any right or interest therein (or consent to any of the foregoing), (c) enter into any Contract with respect to any Transfer of such Stockholder's Subject Shares or any interest therein, (d) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any such Stockholder's Subject Shares, (e) deposit or permit the deposit of any of such Stockholder's Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of such Stockholder's Subject Shares, or (f) take or permit any other action that would in any way restrict, limit, impede, delay or interfere with the compliance with such Stockholder's obligations hereunder in any material respect, otherwise make any representation or warranty of such Stockholder herein untrue or incorrect, or have the effect of preventing or disabling such Stockholder from complying with any of its obligations under this Agreement. Any action taken in violation of the foregoing sentence shall be null and void *ab initio*. Notwithstanding the foregoing, (x) any Stockholder that is an individual may Transfer Subject Shares (i) to any member of such Stockholder's immediate family, (ii) to a trust for the sole benefit of such Stockholder or any member of such Stockholder's immediate family, the sole trustees of which are such Stockholder or any member of such Stockholder's immediate family, (iii) to any charitable foundation or organization, including donor advised funds, (iv) to any custodian or nominee for the purpose of holding such Subject Shares for the account of such Stockholder or (v) by will or under the laws of intestacy upon the death of such Stockholder and (y) any Stockholder may Transfer Subject Shares to any Affiliate of such Stockholder; provided that in any such case, such Transfer shall be permitted only if all of the representations and warranties in this Agreement with respect to such Stockholder would be true and correct at the time of such Transfer and the transferee shall have executed and delivered to Parent and Merger Sub a counterpart to this Agreement pursuant to which such transferee shall be bound by all of the terms and provisions of this Agreement and agree and acknowledge that such Person shall constitute a Stockholder for all purposes of this Agreement. If any involuntary Transfer of any of such Stockholder's Subject Shares in the Company shall occur (including a sale by such Stockholder's trustee in any bankruptcy, or a sale to a purchaser at any creditor's or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement in accordance with Section 5.2. Each Stockholder agrees that it shall not, and shall cause each of its controlled Affiliates and instruct each of its non-controlled Affiliates (other than its limited partners, if applicable) not to, become a member of a "group" (as defined under Section 13(d) of the Exchange Act) for the purpose of taking any actions inconsistent with the transactions contemplated by this Agreement or the Merger Agreement. Notwithstanding the foregoing, such Stockholder may make Transfers of its Subject Shares as Parent may agree in writing in its sole discretion. Each Stockholder shall notify Parent as promptly as practicable (and in any event within 48 hours after receipt) in writing of the number of any additional shares of Common Stock or other equity interests of which such Stockholder acquires record or beneficial ownership on or after the date hereof.

Section 4.2    No Exercise of Appraisal Rights.  Such Stockholder forever waives and agrees not to exercise any appraisal rights or dissenters' rights, including pursuant to Section 262 of the DGCL, in respect of such Stockholder's Subject Shares that may arise in connection with the Merger.

Section 4.3    Documentation and Information.    Such Stockholder shall not make any public announcement regarding this Agreement and the transactions contemplated hereby without the prior written consent of Parent, except as may be required by Applicable Law, provided that, other than in the case of an amendment to a Schedule 13D or 13G that discloses this Agreement, reasonable notice of any such disclosure will be provided to Parent. Such Stockholder consents to and hereby authorizes the Company, Parent and Merger Sub to publish and disclose in all documents and schedules filed with the SEC, including Schedule TO or Schedule 14D-9, and any press release or other disclosure document that the Company, Parent or Merger Sub reasonably determines to be necessary in connection with the Offer, the Merger and any of the other Transactions, in each case regarding such Stockholder's identity and ownership of the Subject Shares, the existence of this Agreement, the nature of such Stockholder's commitments and obligations under this Agreement and any other information that the Company, Parent or Merger Sub reasonably determines is required to be disclosed by Applicable Law, and such Stockholder acknowledges that each of the Company, Parent and Merger Sub may, in its sole discretion, file this Agreement or a form hereof with the SEC or any other Governmental Entity. Such Stockholder agrees to promptly give each of the Company, Parent or Merger Sub any information it may reasonably request for the preparation of any such disclosure documents, and such Stockholder agrees to promptly notify each of the Company, Parent and Merger Sub of any required corrections with respect to any information supplied by such Stockholder specifically for use in any such disclosure document, if and to the extent it becomes aware that any such information shall have become false or misleading in any material respect.

Section 4.4    Adjustments.    In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Subject Shares, the terms of this Agreement shall apply to the resulting securities.

Section 4.5    Waiver of Certain Actions.    Each Stockholder hereby agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company, Parent, Merger Sub or any of their respective successors, Affiliates or Representatives relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger or the other Transactions, including any such claim (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the acceptance of the Offer or the Merger) or (b) alleging a breach of any duty of the Company Board in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby; provided, however, that the foregoing shall not restrict any Stockholder from enforcing any of its rights under this Agreement.

Section 4.6    No Solicitation.    Each Stockholder, solely in its capacity as a stockholder of the Company, shall cause each of its controlled Affiliates and instruct each of its non-controlled Affiliates (other than its limited partners, if applicable) and Representatives to (i) immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal and (ii) from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Section 5.2, not, directly or indirectly, (A) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) other than informing Persons of the provisions contained in this Section 4.6, engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish any non-public information or afford access to properties, books or records to any other Person in connection with or for the purpose of soliciting, initiating, encouraging or facilitating, an Acquisition Proposal, or (C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment or agreement in principle (whether written or oral, binding or non-binding) with respect to, or take any action to support or in furtherance of, an Acquisition Proposal. For clarity, if such Stockholder is a venture capital or private equity investor, the term "Representative" for purposes of this Section 4.6 (x) shall include any general partner of such Stockholder that is still affiliated with such Stockholder, but (y) shall exclude (A) any limited partner, (B) any general partner that is no longer affiliated with such Stockholder, and (C) any employees or other Representatives, in each case of clauses (A) through (C), who do not have actual knowledge of the Transactions. Notwithstanding anything to the contrary provided in this Agreement, in the event that a third party submits an unsolicited bona fide Acquisition Proposal to the Company, the Stockholder or any of its Affiliates or Representatives shall not be prohibited from participating in any discussions or negotiations with respect to a possible tender and support, voting or similar agreement in connection with such Acquisition Proposal if and only if the Company and its representatives are permitted to engage in discussions or negotiations in response to such Acquisition Proposal pursuant to and in accordance with Section 4.2 of the Merger Agreement.

Section 4.7    Notices of Certain Events.   Each Stockholder shall notify Parent of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any breach of any of the representations and warranties of such Stockholder set forth in Article II.

**ARTICLE V**
**MISCELLANEOUS**

Section 5.1    Notices.   Any notice, request, instruction or other document to be given hereunder by any party hereto to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or email:

If to Parent or Merger Sub:

c/o ANV Group Holdings Ltd.
59 Maiden Lane
New York, New York 10038
Attention: Adam Karkowsky; Jorden Zanazzi
Email: Adam.Karkowsky@anvinsurance.com; Jorden.Zanazzi@anvinsurance.com

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attention: Adam M. Givertz
Email: agivertz@paulweiss.com

If to a Stockholder, to such Stockholder's address or e-email address as set forth on a signature page hereto or to such other address or e-mail address as such Stockholder may hereafter specify for the purpose by notice to each other party hereto.

Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) Business Days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile or email; provided, however, if given by email, such notice, request, instruction or other document shall be followed up within one (1) Business Day by dispatch pursuant to one of the other methods described herein; or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

Section 5.2 Termination. This Agreement shall terminate automatically with respect to a Stockholder, without any notice or other action by any Person, upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the termination of this Agreement by written notice from Parent to the Stockholders or (d) any amendment or change to the Merger Agreement or the Offer that is effected without such Stockholder's consent that (i) decreases the amount, or changes the form or terms, of consideration payable to all stockholders of the Company pursuant to the terms of the Merger Agreement or (ii) imposes any additional material restrictions or conditions on the payment of the consideration payable in the Merger or any consideration otherwise payable with respect to the Stockholder's Subject Shares (the period from the date hereof through such termination being referred to as the "Agreement Period"). Upon the valid termination of this Agreement in accordance with this Section 5.2, no party shall have any further obligations or liabilities under this Agreement; provided, however, that (x) nothing set forth in this Section 5.2 shall relieve any party from liability for any willful and material breach of this Agreement prior to termination hereof and (y) the provisions of this Article V shall survive any valid termination of this Agreement in accordance with this Section 5.2. If (a) the Offer is terminated or withdrawn by Parent and Merger Sub or (b) this Agreement is terminated prior to the purchase of the Subject Shares in the Offer, Parent and Merger Sub shall promptly return, and shall cause any depository acting on behalf of Parent and Merger Sub to return, all Subject Shares tendered by such Stockholder in the Offer to such Stockholder.

Section 5.3 Modification or Amendment; Waiver. Subject to the provisions of Applicable Law, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by the parties hereto. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any party to this

Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 5.4    Expenses.  Whether or not the Offer and the Merger are consummated, all costs and expenses incurred in connection with this Agreement shall be paid by the party to this Agreement incurring such expense.

Section 5.5    Entire Agreement; Assignment.  This Agreement (including Schedule A and the Merger Agreement) constitute the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties both written and oral, among the parties hereto, with respect to the subject matter hereof. This Agreement shall not be assignable by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto; provided, however, Parent and Merger Sub may assign any of their respective rights and obligations to one or more Affiliates at any time, but no such assignment shall relieve Parent or Merger Sub of its obligations hereunder. Any purported assignment in violation of this Agreement is void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

Section 5.6    Enforcement of the Agreement.  The parties hereto acknowledge and agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or in the event of any actual or threatened breach of this Agreement, and that money damages would not be an adequate remedy, even if available. It is accordingly agreed that, except where this Agreement is validly terminated in accordance with Section 5.2, the parties hereto shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof and any other agreement or instrument executed in connection herewith.

Section 5.7    Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)    This Agreement shall be governed by and construed in accordance with the Applicable Law of the State of Delaware, without regard to conflict of law provisions that would result in the application of the Applicable Law of any other jurisdiction. Each of the parties hereto irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or in the event (but only in the event) that the Delaware Court of Chancery does not have subject matter jurisdiction over such matter, then in the United States District Court for the District of Delaware, or in the event (but only in the event) the United States District Court for the District of Delaware does not have subject matter jurisdiction over such matter, then in the Superior Court of Delaware or in the event (but only in the event) that the Superior Court of Delaware lacks subject matter jurisdiction, then a Delaware State court of competent jurisdiction (each such court, as applicable, the "Chosen Court"), for any actions, suits or proceedings arising out of or relating to this Agreement. Each of the parties hereto agrees not to commence any action, suit or proceeding relating thereto, except in the Chosen Court, and further agrees that service of any process, summons, notice or document by registered mail to the address of the other parties hereto shall be effective service of process for any action, suit or proceeding brought against it in the Chosen Court. Each of the parties hereto irrevocably and unconditionally waives any objection that it may now or hereafter have to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the Chosen Court, and further irrevocably and unconditionally waives and agrees not to plead or claim in the Chosen Court that any such action, suit or proceeding brought in the Chosen Court has been brought in an inconvenient forum.

(b)     TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES HERETO AGREES TO WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY HERETO WITH RESPECT TO ANY MATTER WHATSOEVER RELATING TO THIS AGREEMENT.

Section 5.8     No Third Party Beneficiaries.  This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations, warranties, covenants and agreements set forth in this Agreement.

Section 5.9     Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If the final judgment of a court of competent jurisdiction or other Governmental Entity declares any provision of this Agreement, or the application thereof to any Person or any circumstance, invalid or unenforceable, (a) the parties hereto will negotiate in good faith in order to substitute a suitable and equitable provision therefor in order to carry out as closely as possible, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 5.10     Counterparts.     This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered (by telecopy, electronic delivery or otherwise) to the other parties hereto. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in "portable document format" form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document will have the same effect as physical delivery of the paper document bearing the original signature

Section 5.11     Interpretation; Construction.

(a)     The headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Schedule, such reference shall be to a Section of or Schedule to this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply "if." The word "will" shall be construed to have the same meaning as the word "shall." The words "hereof," "herein" and "hereunder" and word of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The defined terms in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any Contract or Applicable Law defined or referred to herein shall mean such Contract or Applicable Law as from time to time amended, modified or supplemented, including, in the case of Contracts, by waiver or consent and including, in the case of Applicable Law, by succession of comparable successor Applicable Law and further including, in the case of Applicable Law, all rules, regulations, policies, written standards, requirements, directives and interpretations promulgated under any such Applicable Law. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(b)     The parties hereto have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

Section 5.12    Further Assurances.  Subject to the terms and conditions of this Agreement, prior to the Effective Time, each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under Applicable Law to comply with its obligations under this Agreement.

Section 5.13    Capacity as Stockholder.  Each Stockholder signs this Agreement solely in such Stockholder's capacity as a stockholder of the Company, and not, if applicable, in such Stockholder's capacity as a director, officer or employee of the Company. Nothing herein shall in any way restrict a director or officer of the Company in the taking of any actions (or failure to act) in his or her capacity as a director or officer of the Company, or in the exercise of his or her fiduciary duties as a director or officer of the Company, or prevent or be construed to create any obligation on the part of any director or officer of the Company from taking any action in his or her capacity as such director or officer, and no action taken in any such capacity as an officer or director of the Company shall be deemed to constitute a breach of this Agreement, provided, that, for the avoidance of doubt, nothing herein shall be understood to relieve any party to the Merger Agreement of any obligation under, or of any liability for breach of any provision of, the Merger Agreement.

Section 5.14    Representations and Warranties.   The representations and warranties contained in this Agreement or other writing delivered pursuant hereto shall not survive the Effective Time or the valid termination of this Agreement in accordance with Section 5.2.

Section 5.15    No Agreement Until Executed.  This Agreement shall not be effective unless and until (a) the Merger Agreement is executed by all parties thereto and (b) this Agreement is executed by all parties hereto.

Section 5.16    Stockholder Obligation Several and Not Joint.  The obligations of each Stockholder hereunder shall be several and not joint, and no Stockholder shall be liable for any breach of the terms of this Agreement by any other Stockholder. Further, Parent and Merger Sub agree that no Stockholder will be liable for claims, losses, damages, liabilities or other obligations of, or incurred by, the Company resulting from the Company's breach of the Merger Agreement except to the extent that breach of such Stockholder's obligations hereunder was also involved in such breach by the Company.

[*Remainder of Page Intentionally Left Blank. Signature Pages Follow.*]

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first written above.

ANV GROUP HOLDINGS LTD.

By:_____
Name:
Title:

LAKERS ACQUISITION SUB, INC.

By:_____
Name:
Title:

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first written above.

STOCKHOLDER:

[_____]

_____

Address: [____]

## Schedule A

| Name of Stockholders | Shares of Common Stock |
| --- | --- |
| | |